Exhibit 99.(a)(1)(F)

FORM OF EMAIL CONFIRMING RECEIPT OF ELECTION FORM

TO:	[Employee]
FROM:	Idalina Chan
SUBJECT:	Stock Option Exchange Program—Election Confirmation

Thank you for your submission of your election to participate in our stock option exchange program. The election made in the attached Election Form has been recorded.

We strongly encourage you to save this email (including the attached Election Form) for your records.

If you elected “Yes” with respect to any eligible stock options, you will receive additional information about your replacement stock options, including the exercise price, as soon as practicable after they are granted, which is expected to be the day after the offering period ends.

If you elected “No” with respect to any eligible stock options, they will not be canceled and will remain subject to their present terms.

If the above/attached is not your intent, please submit a Notice of Withdrawal and, if you wish to participate in the exchange offer, submit a new Election Form for eligible stock options you wish to exchange before 9:00 p.m. Pacific Time on February 18, 2015.

If you have questions about the exchange program or this confirmation notice, please contact options-exchange@solazyme.com.

FORM OF EMAIL CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

TO:	[Employee]
FROM:	Idalina Chan
SUBJECT:	Stock Option Exchange Program – Notice of Withdrawal

Thank you for your submission of your Notice of Withdrawal in our stock option exchange program. The Notice of Withdrawal attached hereto has been recorded.

We strongly encourage you to save this email (including the attached Notice of Withdrawal) for your records.

If you wish to make a further election in our stock option exchange program you must do so by February 18, 2015 at 9:00 p.m. Pacific Time. Such further Election Form must completed and received by Solazyme prior to that deadline.

There are no exceptions to this deadline, so we encourage you not to wait until the last minute to make your election if you wish to participate. You can view the offering material on the Solazyme intranet at https://intranet.internal.solazyme.com/index.php/Options-Exchange. The offering material will also explain how to make, change or withdraw your election before the end of the offering period.

You must deliver the Election Form by one of the following methods:

•	Via Electronic Delivery: Scan and email it to options-exchange@solazyme.com

•	Via Facsimile: Solazyme, Attn: Idalina Chan, fax number (650) 989-6700

•	Via Regular Mail, Overnight Courier or Hand Delivery: Solazyme, Inc., 225 Gateway Boulevard, South San Francisco, CA 94080 Attn: Idalina Chan

Your Election Form must be completed, signed and received by 9:00 p.m. Pacific Time, on February 18, 2015. To obtain another copy of your Election Form, please email options-exchange@solazyme.com or call Idalina Chan at (650) 780-4777. Your participation in the exchange program is completely voluntary, and you are not obligated to participate. Any stock options you do not elect to exchange generally will remain subject to their present terms.

If you have any questions about the exchange program, you may also send an email to options-exchange@solazyme.com.